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                            November 30, 2022

       David Stybr
       Chief Executive Officer
       Livento Group, Inc.
       17 State Street
       New York, NY 10004

                                                        Re: Livento Group, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form 10-12G
                                                            Filed November 15,
2022
                                                            File No. 000-56457

       Dear David Stybr:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Our references to prior comments are to comments in our October 14, 2022 letter.

       Form 10-12G/A filed November 15, 2022

       General

   1.                                                   We note your response
to our prior comment 21. However, you continue to be
                                                        unresponsive to our
question regarding your consideration of Rule 3-05 of Regulation S-X and ASC 805. We will
defer our review of your responses to all of the other
                                                        comments until you
provide in the Form 10-12G two years of audited financial statements of the operating
company, along with a comprehensive written response that clearly addresses your
consideration of Rule 3-05 of Regulation S-X and ASC 805. In this regard, since the
Company had limited operations and no assets prior to the March 2022 merger, it appears
audited financial statements for the years ended December 31, 2021 and
                                                        December 31, 2020 of
the operating company are required to be presented in your filing.
 David Stybr
FirstName LastNameDavid   Stybr
Livento Group, Inc.
Comapany 30,
November  NameLivento
              2022      Group, Inc.
November
Page 2    30, 2022 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff
Attorney, at (202) 551-3887 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Frank J. Hariton